                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following are two sets of materials posted on October 4, 2001 at the Compaq Enterprise Technical Symposium 2001 website in reference to related presentations made by Compaq executives at the Compaq Enterprise Technical Symposium on September 9-14, 2001

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[COMPAQ LOGO]

        [FIRST SET]

        MICHAEL CAPELLAS

        Chairman and CEO
        Compaq Computer Corporation

FORWARD LOOKING STATEMENT


This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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[COMPAQ LOGO]


THE INDUSTRY
- Consolidation is a natural evolution
- IBM is the clear competitor
- Low-end will commoditize rapidly
- Customer value created through:
   - Innovation
   - Integrated solutions
   - Service and support

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[COMPAQ LOGO]


CUSTOMER NEEDS ARE CHANGING
- Value beyond core technology components
   - Services
   - Software
   - Solutions
- Reduced complexity
- Put all the pieces together
- Manage basic IT resources as a utility
   - Variable rather than fixed cost

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[COMPAQ LOGO]


OUR ASPIRATION

                                  The premier
                             IT solutions provider
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[COMPAQ LOGO]


HOW WE GET THERE: COMPAQ, HP MERGER

- Increase solutions capabilities
- Expand leadership across key markets and products
- Leverage strong enterprise presence
- Define next generation of open architectures
- Deep understanding of customer challenges
- Expand sales coverage

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[COMPAQ LOGO]


MERGER ACCELERATES THE PATH WE ARE ON

- Supports our vision to be the leading IT solutions provider
- Supports our mission to deliver superior customer value through:
     - Innovative products
     - Integrated into solutions
     - Delivered globally
- Extends our presence in the enterprise
- Creates new opportunities for growth

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[COMPAQ LOGO]


COMPAQ TODAY IS A LEADER IN
- Distributed computing
     - Web and application servers
     - Windows and Linux
- SANs and enterprise storage
- Fault-tolerance and high-performance computing
- IT Services
   - Best-in-class support services
- Total PCs and Internet access
- Innovation

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[COMPAQ LOGO]


WHAT'S MISSING

- Distributed computing
   - Web and application servers
   - Windows and Linux
- SANs and enterprise storage
- LEADERSHIP IN THE DATA CENTER
- Fault-tolerance and high-performance computing
- LEADING SET OF OPEN APPLICATION INTEGRATION TOOLS
- IT Services company
   - Best-in-class support services
- Total PCs and Internet access
   - Innovation

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[COMPAQ LOGO]


MERGER FILLS THE GAPS

- HP is a leader in UNIX market
   - Real strength in the data center
   - Combination narrows the gap with Sun
- HP's OpenView software suite
   - Industry leader for Internet-based network and systems management
   - Integration and interoperability

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[COMPAQ LOGO]


STRATEGIC RATIONALE

                                     Compaq

o        Bolsters server position, particularly in datacenter UNIX

o        Adds open application integration tools

o        Reduces access in overall mix

o        Scale in services

o        Enterprise brand

                                       HP

o        Bolsters server position, particularly in industry standard servers

o        Scale and improved model in access

o        Scale in services

o        Enhances low-cost, low-end expertise in imaging and printing

o        Deepens management

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[COMPAQ LOGO]


MORE BALANCED REVENUE MIX

[PIE CHART SHOWING HP's SOURCES OF REVENUE: IMAGING AND
 PRINTING AS 41%, ACCESS AS 21%, ENTERPRISE AS 19%, AND
 SERVICES AS 19% OF A TOTAL $47 BILLION.]

[PIE CHART SHOWING COMPAQ's SOURCES OF REVENUE: SERVICES AS
 18%, ENTERPRISE AS 34%, AND ACCESS AS 48% OF A TOTAL
 $40 BILLION.]

[PIE CHART SHOWING COMBINED SOURCES OF REVENUE: IMAGING AND
 PRINTING AS 22%, SERVICES AS 19%, ENTERPRISE AS 26%, AND
 ACCESS AS 33% OF A TOTAL $87 BILLION.]

*All data based on estimated trailing four quarters. Source:
 SEC filings, press releases, and company estimates.

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[COMPAQ LOGO]


HOW WE WILL CREATE CUSTOMER VALUE

- Drive new cost and value model for the enterprise
   - Itanium with UNIX, Windows 2000 and Linux
- Extend solutions value with services, software
   - Vertical solutions
   - Managed services
   - HP OpenView
- Exploit rich IP portfolio and leadership products
- Accelerate next generation access devices

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[COMPAQ LOGO]


DRIVE NEW COST/VALUE MODEL FOR THE ENTERPRISE

- Industry standard economics
- Open, market-unifying standards
- Open application integration software
- Rapid deployment of Web services
- Repeatable solutions
- Managed services

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[COMPAQ LOGO]


THE PLATFORM: ITANIUM
LEADERSHIP IN IA64 DEVELOPMENT

- Similar roadmaps
- Architecture partnership with Intel
   - HP co-designed Itanium architecture
   - Compaq transferring Alpha technology to Intel
- Both companies standardizing servers on Itanium Processor Family
- First port for ISVs

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[COMPAQ LOGO]


EXTENDING OUR MICROSOFT ALLIANCE

- Leader in innovation, deployment and support today
- Collaboration on next generation devices
   - Tablet PC
   - Pocket PC
- Drive Windows 2000 deeper into enterprise
- Commitment to .NET initiative
   - Enabling technology for the Internet Age

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[COMPAQ LOGO]


UNIX: BEST OF BOTH WORLDS

- Best enterprise UNIX for Itanium
- CONVERGE TRU64 UNIX AND HP-UX into a single UNIX offering on Itanium, with smooth transition plan
- Unparalleled UNIX expertise from both companies
- Increased support from ISVs

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[COMPAQ LOGO]


MEETING OUR COMMITMENT TO ALPHA CUSTOMERS

- Continue on Alpha roadmap as planned
   - EV7 and EV79
   - Marvel systems
   - Long-term support
- Continue on OpenVMS plan-of-record
   - Alpha support
   - Continue Itanium port and release
   - Migrate OpenVMS application portfolio

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[COMPAQ LOGO]


COMMITMENT TO NONSTOP(TM) HIMALAYA

- Key strategic platform
   - Leadership in fault tolerance
- Standardize on Itanium processor family
- Continue to deliver performance enhancements on current microprocessor
- Detailed plan to support customer migration to Itanium-based NONSTOP Himalaya systems

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[COMPAQ LOGO]


STORAGE

- Shared commitment to OpenSANs
- Investing in virtualization software
- Strong storage engineering capabilities
- Combined company will be #1 in disk storage systems (IDC)

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[COMPAQ LOGO]


ACCESS

- Redefining Internet access
- Next-generation distribution model
- Commercial & consumer leadership
- New categories
- Engineering & design innovation

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[COMPAQ LOGO]


IMAGING AND PRINTING

- Massive installed base
- Leadership across commercial and consumer
- High-margin, recurring revenue
- Expanding into adjacent markets
   - Commercial printing
   - Digital imaging
- Strong patent portfolio

[COMPAQ LOGO]


THE RESULT

Data mining and simulation
Content delivery
Application integration
Enterprise data store
OpenSAN
Access
Imaging & Printing
Commercial applications

[COMPAQ LOGO]

EXTENDED WITH SERVICES AND SOLUTIONS:

Data mining and simulation
Content delivery
Application integration
Enterprise data store
OpenSAN
Access
Imaging & Printing
Commercial applications

SERVICES
BREAKING INTO THE TOP TIER

- Merger gives new company critical mass
   - $15 billion in combined revenue
- Substantial resources
   - 15,000 consultants combined
   - 10,000 in outsourcing and managed services
   - 40,000 in customer support
- Global services delivery
- Key growth opportunities
   - Managed services

[COMPAQ LOGO]


COMMITMENT TO R&D

- Combined investment of $4.1 billion
- Rich intellectual property portfolio
- Extraordinary level of patents
- Best of both worlds
   - HP and Compaq IP generation
   - Rapid "take it to market" approach
- ONLY organization focused on interoperability
- Supported by ONLY true joint development
   - Microsoft, Oracle and Intel

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[COMPAQ LOGO]


COMMITMENT TO USER GROUPS

- Compaq values its strong user group community
- Compaq will continue to support user groups
- Compaq benefits from user group relationships
   - Advocacy programs
   - Technical information exchange
   - Networking opportunities
   - Collaboration between users and Compaq product divisions

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[COMPAQ LOGO]


COMMITMENT TO YOU

- Customers come first
- Investment protection with support for growth
- Account teams measured on your satisfaction
- Honor all existing contracts
- Provide architectural "thought leadership"
- Differentiate with true enterprise solutions
   - True innovation
   - On best of breed platforms
   - Fully supported with service

[COMPAQ LOGO]


COMPAQ + HP = SUPERIOR CUSTOMER VALUE

- Deep understanding of customer complexity
- Engineering excellence and innovation
- Best products across key growth markets
- Leader in open systems and architecture
- Enhanced global services delivery
- Broad customer coverage and support


THE premier IT solutions provider

[COMPAQ LOGO]


[END OF FIRST SET]

[SECOND SET]

[COMPAQ LOGO]

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

[COMPAQ LOGO]


        POWERING THE REAL-TIME ENTERPRISE WITH BUSINESS CRITICAL SOLUTIONS


        HOWARD ELIAS
        Senior Vice President
        and General Manager,
        Business Critical Solutions Group

        People, Knowledge, Innovation... Success!
        Compaq Enterprise Technical Symposium 2001

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[COMPAQ LOGO]


        "...IT'S BETTER TO INITIATE CHANGE WHILE YOU CAN THAN
        IT IS TO TRY TO REACT AND ADJUST TO IT."
        --Spencer Johnson
        Author of WHO MOVED MY CHEESE?

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[COMPAQ LOGO]


                                  POWERING THE
                              REAL-TIME ENTERPRISE

     BRINGING THE BUSINESS CRITICAL VALUE OF THE ENTERPRISE TO THE EDGE OF THE NETWORK THROUGH INNOVATIVE PRODUCTS AND SOLUTIONS THAT DELIVER THE
      HIGHEST LEVELS OF AVAILABILITY, PERFORMANCE, SCALE AND MANAGEABILITY

[COMPAQ LOGO]


         IT'S TIME FOR REAL BUSINESS TO BE DONE IN REAL TIME!

REAL-TIME CUSTOMERS NEEDS

- Pervasive information
- Rich content
- Continuous availability
- Immediate response
- Holistic, integrated view

REAL-TIME INFRASTRUCTURE REQUIREMENTS

- Single view of the enterprise
- Integrated business functions
- Instantaneous and unceasing
- Flexible and agile
- Manageable core infrastructure

[COMPAQ LOGO]


THE EMERGING REAL-TIME ENTERPRISE ARCHITECTURE
 Data mining & simulation
 Enterprise data store
 Application integration
 OPEN SAN
 Content delivery
 Imaging & Printing
 ACCESS
 Commercial applications
 GLOBAL SERVICES AND SOLUTIONS

[COMPAQ LOGO]


MEETING UNIQUE REQUIREMENTS


                               100% AVAILABILITY
                                   OBJECTIVE
                              (APPLICATION LEVEL)


% AVAILABILITY                                                   HOURS LOST/YEAR

99.99%                              P/SYSPLEX, HIMALAYA                      2.2
99.9%                                SINGLE MAINFRAME                        8.7
99.8%                            AS/400, OPENVMS, HP3000                    17.5
99.6%                           SOLARIS, HP-UX, TRU64, AIX                  35.0
99.2%                        NT AND MICROSOFT CLUSTER SERVER                69.9


                                                             Gartner Group, 2001

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[COMPAQ LOGO]


INNOVATIVE PRODUCTS
COMPAQ'S STRATEGIC PATH FORWARD

Accelerating flexibility and value                     - FLEXIBILITY
for real-time enterprise                               - ECONOMY
infrastructure                                         - VALUE
                                                       - INVESTMENT PROTECTION




NonStop Kernel, OSS,
Integrated Middleware

NonStop(TM)Himalaya(TM)

Tru64 UNIX
Linux
OpenVMS
Windows 2000

AlphaServer(TM)

ProLiant(TM)

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[COMPAQ LOGO]


NONSTOP(TM) HIMALAYA S-SERIES PRODUCT ROADMAP

                2001      2002       2004        2004        2005

PROCESSORS      MIPS      MIPS *     MIPS *     ITANIUM *   ITANIUM *
             R12000(TM)  R14000(TM) SPEED-UP   (MADISON)  (64-BIT NSK)
               S74000     S76000    S78000
SERVERNET
TECHNOLOGY   16-NODE   24-NODE *   61-NODE    SERVERNET *  SERVERNET *
             CLUSTERS  CLUSTERS    CLUSTERS     III           III

STORAGE    18 & 36 GB   18 AND 36 GB  36 OR 72 GB
           (10000RPM)    (15000RPM)   (>15000RPM) STORAGEWORKS  STORAGEWORKS


o = 1.54 CPU perf. multiple committed for Sabre Contract
o  Adjusted Infiniband out based on company wide plans, brings in Severnet III

[COMPAQ LOGO]


COMPAQ SYSTEM ROADMAP

ALPHA         EV68    EV68      EV7      EV79
PROCESSOR


IPF
PROCESSOR       ITANIUM     MCKINLEY     MADISON        IPF NEXT GENERATION



ALPHA SERVERS  EV68 PRODUCT FAMILY  EV7 FAMILY   EV79
                GS 1 - 32P          8-64P(8P BB)  8-64P(8P BB)
                     ES 1 - 4P      2-8P(2P BB)   2-8(2P BB)
                         DS 1 - 2P
                                                                 NEXT GENERATION
                                                                   SERVER FAMILY


PROLIANT           ITANIUM         MCKINLEY FAMILY         MADISON     8-64P,
SERVERS             1 - 4P          1-4P
                                           1-8P                        BLADES,
                                               1-32P                  2P, 4P, 8P


               2001           2002           2003           2004           2005

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[COMPAQ LOGO]


ENTERPRISE UNIX ROADMAP
FOR ALPHA & ITANIUM(TM)

            ITANIUM     MCKINLEY     MADISON    (IPF)

EV67              EV68           EV7       EV79   (Alpha)

TRU64   VERSION    VERSION     WILDCAT           FUTURE RELEASES PROVIDING
UNIX      5.1         5.1A      ALPHA        CONTINUED ENHANCEMENT & SUPPORT
Alpha
                                                Transition Tools and Services



Itanium                                           Converged Enterprise
UNIX                                                 Unix on IPF



   2000      2001      2002      2003       2004      2005       2006       2007

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[COMPAQ LOGO]


OPENVMS ROADMAP
FOR ALPHA & ITANIUM(TM)

         Itanium      McKinley   Madison    (IPF)

EV67             EV68         EV7      EV79  (Alpha)
                                   "Post Ruby"         Future releases providing
                                    (H1CY04) for        Continued Enhancement
Open    Version   Version   Ruby   IPF and Alpha            & Support
VMS       7.2      7.3     Alpha     Systems


                                   Ruby.IPF
                                   Boot H2CY02
                                   FRS H1CY03
                                   2nd SDK/EAK
                                   Drop H2 CY03



   2000     2001     2002     2003     2004    2005     2006     2007     2008

[COMPAQ LOGO]


COMMITMENT TO OUR CUSTOMERS

- NO CHANGES to previously announced plans + one significant enhancement
     - NonStop Himalaya - speedups on MIPS, then transition to Itanium with binary compatibility and ServerNet
     - AlphaServer - EV7 & EV79, supporting Tru64 UNIX, OpenVMS, & Linux
     - OpenVMS - on EV7 & EV79, then Itanium-based systems
     - Tru64 UNIX - on EV7 & EV79, then further OS enhancements for Alpha-based customers
- Intend to CONVERGE TRU64 UNIX AND HP-UX into a single UNIX offering on Itanium, with smooth transition plan
      - UNIX on Itanium to include RAS and clustering of Tru64 UNIX + increased ISV support and broader general use

[COMPAQ LOGO]


BEYOND THE PIECE PARTS
unique capabilities for the real time enterprise

- Engineering excellence
- Understanding mission critical
  and fault tolerant technologies
- Solution integration & delivery of
  repeatable solutions architectures
- Thought leadership and expertise
  in targeted industries and
  customer environments

[CELERA LOGO]
[SPRINT LOGO]
[US DEPARTMENT OF ENERGY LOGO]
[MERRILL LYNCH LOGO]
[AOL LOGO]
[PITTSBURGH SUPERCOMPUTING CENTER LOGO]
[MSNBC LOGO]
[YAHOO! LOGO]
[WALT DISNEY INTERNET GROUP LOGO]
[THE SANGER CENTER LOGO]
[ACXIOM LOGO]

[COMPAQ LOGO]


REAL-TIME ENTERPRISE ARCHITECTURE

  - DATA MINING AND SIMULATION
  - COMMERCIAL APPLICATIONS
  - ENTERPRISE DATA STORE

[INTUIT LOGO]
[QUICKEN 2002 LOGO]
[SABRE LOGO]
[LAND ROVER LOGO]

[COMPAQ LOGO]


BEYOND THE PROCESSOR...
Compaq's committed to your success!




                       -  INNOVATIVE products
                          Beyond the processor: differentiated architectures and software
                       -  Integrated into SOLUTIONS
                          Transforming markets and industries by powering the real-time enterprise
                       - Delivered GLOBALLY Compaq Global Services & best-in-class partnerships for business critical solutions

[GRAPHIC]

Compaq Enterprise
Technical Symposium 2001
People, Knowledge, Innovation... Success!

[COMPAQ LOGO]

[END OF SECOND SET]